UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 1481 746 411
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
Annual General Meeting of Shareholders
The 2026 Annual General Meeting of Shareholders (the “AGM”) of Super Group (SGHC) Limited (the "Company") will be held at Bordeaux Court, Les Echelons, St Peter Port, Guernsey GY1 1AR at 4 p.m. (B.S.T.) on June 25, 2026. The agenda for the AGM and additional information regarding the matters to be considered at the AGM are set forth in the Notice of the 2026 Annual General Meeting, which is furnished as Exhibit 99.1 to this Report. The form of proxy to be solicited by the Company in connection with the AGM is furnished as Exhibit 99.2 to this Report.
The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is hereby furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 14, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the 2026 Annual General Meeting
99.2	Form of Proxy Card

Exhibit 99.1
Exhibit 99.2